Exhibit 99.1

News Release

Stantec-Led Team Selected for $300 Million

Traffic and Community Enhancements Project in Baton Rouge

Extensive mobility initiative is part of the city’s MOVEBR roads improvement program

Edmonton, AB; New York, NY; Baton Rouge, LA (December 17, 2019) TSX, NYSE: STN

The City of Baton Rouge, Louisiana has selected a Stantec-led team to oversee comprehensive traffic improvements and community enhancements as part of the city’s MOVEBR program, a dual-phase effort to revitalize infrastructure and enhance mobility in East Baton Rouge Parish. The Stantec team’s scope of work on this project, with a construction cost of $312.6 million, will focus on relieving traffic congestion, enhancing corridors, and increasing multi-modal mobility and safety.

“MOVEBR involves more than just improving traffic in Baton Rouge, it’s about enriching the quality of life for residents and visitors for years to come,” said Michael Bruce, senior principal at Stantec and program director for the project. “Our extensive experience designing resilient infrastructure using future-focused solutions allows our team to deliver advanced transportation enhancements that will streamline commutes, safely optimize all modes of mobility, and support the economic health of this community.”

Comprehensive Infrastructure Renewal

The city’s $1.1 billion MOVEBR program, which consists of more than 70 projects divided into two project phases running concurrently, will be funded by a 30-year, half-cent sales tax approved by voters in November 2018. Early action projects have commenced with MOVEBR anticipated to be substantially complete by early 2034.

This program illustrates a rising industry trend of municipalities playing a greater role in funding repairs and upgrades to local infrastructure to meet the needs of their constituents and the local economy. As a result, local governments are increasingly partnering with consultants to augment their own internal delivery capabilities and help meet the challenge of this increased expenditure. For MOVEBR, utilizing Stantec’s technical transportation experience and program management expertise to expedite delivery allows city staff to focus on positioning and planning for the next phase of work.

“The innovative and exciting MOVEBR plan will transform the infrastructure of Baton Rouge. We are partnering with Stantec to help establish a framework for overall delivery of the program that guides cohesive, streamlined program implementation and minimizes the impact to local businesses, residents and commuters while delivering on the MOVEBR promise to deliver value to our tax payers, relieving congestion and improving the quality of life,” said Kelvin J. Hill, Assistant Chief Administrative Officer, City of Baton Rouge, Parish of East Baton Rouge.

Optimizing Safety and Advancing Mobility

The Stantec-led team, supported by Sigma Consulting Group, MetroMorphosis, Marmillion Gray, ECM Consultants, Manning Architects, Integrated Logistical Support, Alpha Media and Covalent Logic, will undertake initiatives centered within three categories: existing corridor improvements, community enhancement roadway projects, and parish-wide signalization/synchronization. The team will develop enhancements that improve signalization, vehicle congestion, drainage, and mobility of pedestrians, bicyclists, and mass transit riders while beautifying the corridors.

Upgrades to pedestrian and bicycle safety will include installing updates to existing infrastructure to comply with the Americans with Disabilities Act. The Stantec team will also leverage its experience in stormwater management and green infrastructure to incorporate stormwater and subsurface drainage elements that help minimize repetitive flooding and improve water quality. Additionally, the team will conduct equipment and software updates to improve real-time traffic analysis of major corridors, provide real-time data, and improve the reliability and control of traffic signals during day-to-day operations.

Ranked among the top-10 International Design Firms in Transportation by Engineering News-Record, Stantec provides planning, engineering and infrastructure management services that fit client needs and improve the overall transportation and program delivery experience. The firm’s transportation practice creates the connections that get people and goods moving safely and efficiently—whether by car, bus, train, plane, bicycle, or their own two feet—and couples this expertise with industry-leading project delivery practices. The firm’s Program Management practice has managed thousands of projects across all sectors, including hospitals, university campuses, mass transit, water-treatment facilities, and energy and resource assignments.

With comprehensive local experience, the Baton Rouge transportation team has supported projects such as the Staring Lane Widening, Harrel’s Ferry Road Improvements, Baton Rouge Loop, and the Baton Rouge Sales Tax Street & Road Rehabilitation Program. Nationally, Stantec has an extensive record of success in supplemental program management from large programmatic efforts, including the Willamette Water Supply Program, Clean Water Atlanta Program, and Pure Water San Diego Program.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact

Danny Craig

Stantec Media Relations

Ph (949) 923-6085

danny.craig@stantec.com

Investor Relations Contact

Cora Klein

Stantec Investor Relations

Ph (780) 969-2018

cora.klein@stantec.com

Design with community in mind